SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                 Amendment No. 1
                                       To
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------


                  CARLYLE REAL ESTATE LIMITED PARTNERSHIP - VII
                            (Name of Subject Company)



               ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.;
                             MACKENZIE FUND VI, LTD.
                     MACKENZIE SPECIFIED INCOME FUND, L.P.;
                             MP INCOME FUND 13, LLC;
                              JDF & ASSOCIATES, LLC
                                MORAGA GOLD, LLC
                                   STEVEN GOLD
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                              Copy to:
C.E. Patterson                                Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                     Derenthal & Dannhauser
1640 School Street                            One Post Street, Suite 575
Moraga, California  94556                     San Francisco, California  94104
(925) 631-9100                                (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)


                           Calculation of Filing Fee

        Transaction                                 Amount of
        Valuation*                                  Filing Fee

        $675,187.50                                 $135.04


* For purposes of calculating the filing fee only. This amount assumes the purchase of 18,005 Limited Partnership Interests ("Units") of the subject company at $37.50 in cash per Unit.

CUSIP NO.   None                     14D-1                  Page 2 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

             ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     Florida

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    313


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                              --

9.           Percent of Class Represented by Amount in Row (7)             1.74%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 3 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     MACKENZIE FUND VI, LTD.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    313


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             1.74%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                      14D-1                 Page 4 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     MORAGA GOLD, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    313


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                              --

9.           Percent of Class Represented by Amount in Row (7)             1.74%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                       14D-1                Page 5 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     JDF & ASSOCIATES, LLC

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                              --

6.           Citizenship or Place of Organization

                     Texas

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)               0%


10.          Type of Reporting Person (See Instructions)

                     OO

CUSIP NO.   None                       14D-1                Page 6 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     STEVEN GOLD

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person     0


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)                0%


10.          Type of Reporting Person (See Instructions)

                     IN

CUSIP NO.   None                      14D-1                 Page 7 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     MACKENZIE SPECIFIED INCOME FUND, L.P.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person    313


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)             1.74%


10.          Type of Reporting Person (See Instructions)

                     PN

CUSIP NO.   None                       14D-1                Page 8 of ___ Pages
          --------


1.           Name of Reporting Person
             S.S. or I.R.S. Identification Nos. of Above Person

                     MP INCOME FUND 13, LLC.

2.           Check the Appropriate Box if a Member of a Group
             (See Instructions)

                                                                    (a)      __
                                                                    (b)      x

3.           SEC Use Only

4.           Sources of Funds (See Instructions)

                     WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                             --

6.           Citizenship or Place of Organization

                     California

7.           Aggregate Amount Beneficially Owned by Each Reporting Person   313


8.           Check if the Aggregate in Row (7) Excludes Certain Shares
             (See Instructions)

                                                                             --

9.           Percent of Class Represented by Amount in Row (7)            1.74%


10.          Type of Reporting Person (See Instructions)

                     OO

The Schedule 14D-1 filed by the above Bidders as of July 31, 1998 is hereby amended as set forth herein.

Item 1.      Security and Subject Company.

             (a) This Schedule relates to limited partnership interests (the "Units") of Carlyle Real Estate Limited Partnership - VII (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is: 900
N. Michigan Avenue, Chicago, Illinois 60611.


             (b) This Schedule relates to the offer by Accelerated High Yield Institutional Fund 1, L.P.; MacKenzie Fund VI, LTD.; Mackenzie Specified Income Fund, L.P.; MP Income Fund 13, LLC; JDF & Associates, LLC; Steven Gold and Moraga Gold, LLC (together the "Purchasers"), to purchase any and all Units. The offer was initially to purchase for cash at a price equal to $30 per Unit less the amount of any distributions made or declared with respect to the Units between July 31, 1998 and August 31, 1998, or such later date to which the Purchasers may extend the offer. By this amendment, the Purchasers have extended the Expiration Date for the Offer to September 30, 1998 and have increased the purchase price to $37.50 per Unit, less the amount of any distributions made or declared with respect to the Units between July 31, 1998 and September 30, 1998, or such later date to which the Purchasers may further extend the offer. Except for the extension of the Expiration Date and the increase in the purchase price, the Offer is made upon the same terms and subject to the same conditions as set forth in the Offer to Purchase dated July 31, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Issuer had 18,005 Units outstanding as of December 31, 1997, according to its annual report on Form 10-K for the year then ended.


             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.    Past Contacts, Transactions or Negotiations with the Subject Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1993, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans of proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.


             (a)(4)  Press Release dated August 31, 1998

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       August 31, 1998

ACCELERATED HIGH YIELD INSTITUTIONAL FUND 1, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MACKENZIE FUND VI, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C, E, Patterson
                     C.E. Patterson,  President


MACKENZIE SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President


MP INCOME FUND 13, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ C. E. Patterson
                     C.E. Patterson,  President

MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C. E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


JDF & ASSOCIATES, LLC

             By: /s/ J. David Frantz
                 J. David Frantz, Manager


/s/ Steven Gold
Steven Gold

                                  EXHIBIT INDEX


Exhibit              Description                                          Page
-------              -----------                                          ----
             (a)(4)  Press Release dated August 31, 1998




                                       13